News Release

B2Gold Corp. Announces 2012 Exploration Results and 2013 Plans and Budgets
for the Company’s Portfolio of Development and Exploration Properties

Vancouver, January 29, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) is pleased to announce 2012 exploration drilling results and 2013 plans and budgets for the Company’s development and exploration properties in Nicaragua, Philippines, Namibia, Colombia and Uruguay. All dollar figures are in United States dollars unless otherwise indicated.

Development Projects

Jabali Deposit Development, La Libertad Property, Nicaragua (B2Gold 100%)

The Jabali deposit at La Libertad property in Nicaragua is located approximately 15 kilometres (“km”) east of the mill facility at La Libertad Mine and consists of two zones, the Antenna and Central Zones that cover a combined strike length of 3.2 km, though the vein itself has a known strike length of 6.2 km.

The 2013 budget for the development of the Jabali deposit is approximately $16.9 million. This budget will fund the completion of construction of a 15 km private haul road for transporting the Jabali deposit ore to La Libertad mill, and for mine infrastructure development, engineering and socio-economic programs. The Company has received the mining permit for the Jabali Central deposit and plans to commence the shipping of Jabali ore to the Libertad mill in the first quarter of 2013, initially utilizing the upgraded existing road. The development and pre-stripping capital costs for the Jabali Central deposit are included in the Libertad 2013 capital budget as disclosed in the news release dated January 18, 2013.

The Jabali deposit has an indicated mineral resource of 4.19 million tonnes at 3.39 g/t gold containing 456,863 ounces of gold and an inferred mineral resource of 1.89 million tonnes at 3.06 g/t gold containing 186,610 ounces of gold (see news release dated April 05, 2012). These grades are considerably higher than the current average grade of 1.92 g/t ore currently being processed at La Libertad.

Based on the delivery of higher grade ore from the Jabali deposit, the Company expects an increase in annual production at La Libertad to approximately 131,000 to 137,000 ounces of gold in 2013 and 150,000 ounces of gold by 2014 (subject to final mine plan).

Otjikoto Project, Namibia (B2Gold 92% / EVI Gold (Pty) Ltd 8%)

B2Gold recently announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013).

The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-preproduction capital costs are estimated to be $244.2 million. Construction is scheduled for completion in the fourth quarter of 2014 when mill production will begin and the first gold production from the Otjikoto gold project is scheduled.

The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

The current average annual production for the first five years is approximately 141,000 ounces of gold per year at an average operating cash cost of $525 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

A further $8.0 million has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the recently announced Wolfshag Zone drill results (see news release dated December 11, 2012).

Gramalote Property, Colombia (B2Gold 49% / AngloGold Ashanti Limited (“AngloGold Ashanti”) Limited 51% Joint Venture)

The Gramalote property is located 80 km northeast of Medellin in central Colombia, with AngloGold Ashanti as manager of the project which has excellent access and infrastructure. The project has a phase I 2013 joint venture development and exploration budget of $26.1 million (100%). The Phase I budget covers the program through to the end of February and is for work required to investigate potential project improvements. Each joint venture partner will fund their share of expenditures pro rata. Trade-off studies are being carried out to confirm the optimum size of the project. Final results of this work are expected before the end of January. Due to the additional time required to evaluate the potential project scale and economics, the prefeasibility study is now scheduled to be completed in the first quarter of 2013 and a final feasibility study completed in early 2014. The Company is currently in discussions with AngloGold Ashanti to agree on a budget from March 2013 to year end.

The Company believes the Gramalote project has the potential to become a large scale open pit gold mine (subject to completion of a feasibility study and financing).

Exploration Projects

La Libertad Property, Nicaragua (B2Gold 100%)

Exploration continues on La Libertad property with the focus on the Jabali infill program and drilling mine related targets. Latest results include JB12-376 with 3.2 grams per tonne (“g/t”) gold over 10.75 metres true width and JB12-391 with 4.91 g/t gold over 8.0 metres true width.

Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 pit boundary, has returned good widths and assays at relatively shallow depths. These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource. The drilled holes cover an area of approximately 300 metres along strike and down to 150 metres depth. This drilling will increase the resource base and an updated Jabali Antenna resource will be available in the next few months.

Highlights of the Jabali drill results include:

# DDH	From (metres)	To (metres)	Interval (metres)	True Width (metres)	Tag	Gold (g/t)	Gold Capped (g/t)
JB12-374	96.79	108.20	11.41	4.50	Main	3.60	3.60
JB12-376	32.00	59.44	27.44	10.75	Main	3.20	3.20
JB12-386	71.26	79.50	8.24	4.40	Main	6.57	6.57
JB12-390	31.58	40.42	8.84	3.00	Main	8.47	8.20
JB12-391	83.82	121.92	38.10	8.00	Main	4.91	4.77
JB12-402	152.92	155.47	2.55	1.03	Main	394.87	7.82
JB12-403	187.97	216.97	29.00	11.59	Main	3.02	3.02
JB12-404	208.79	230.76	21.97	7.91	Main	1.51	1.51
JB12-406	133.99	134.42	0.43		HW	568.00	36.00

Gold assays capped at 36 g/t gold.

Trenching at the newly discovered Volcan-El Gallo area, near the Mojon pit, contains up to 3.05 g/t gold over 3.6 metres in trench VNTR12-001 and 6.92 g/t gold over 5.0 metres in trench VNTR12-009. An initial 5 hole drill program was completed on the Volcan target in 2012 and final assays are pending.

The Libertad exploration budget for 2013 is approximately $4.7 million for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali infill drilling, Mojon and San Juan resource drilling and continued exploration on a number of regional targets, including the Volcan – El Gallo district, Cerro Quiroz and others.

Limon Property, Nicaragua (B2Gold 95%)

The focus of the exploration work on the Limon property to date has been on the Santa Pancha Pozo 5 area, located 1 km north of the current underground mining at Santa Pancha, with 44 diamond drill holes completed for a total of 9,293 metres. The hanging wall (“HW”) structure appears to be the best host to mineralization where average true widths between 2 - 15 metres were intersected. Results demonstrate continuity of grade and width over a strike length of 1 kilometre (“km”) and to depths of 230 metres. Of note are holes LIM-12-3648 with 5.65 g/t gold over 14.92 metres true width, LIM-12-3651 with 15.70 g/t gold over 4.92 metres true width, LIM-12-3655 with 5.70 g/t gold over 8.30 metres true width (all gold grades are uncapped).

Further south the 4 - 10 metres average true width of the footwall (“FW”) structure returned some equally good grades: LIM-12-3691 with 5.44 g/t gold over 6.58 metres true width, LIM-12-3692 with 5.27 g/t gold over 10.03 metres true width and LIM-12-3736 with 17.23 g/t gold over 4.79 metres true width. A more detailed table of intersections is included below:

Hole #	From (metres)	To (metres)	Length (metres)	True Width (metres)	Gold g/t	Gold Capped g/t
LIM-12-3648	209.55	225.25	15.70	14.92	5.65	3.39
LIM-12-3651	191.80	197.00	5.20	4.92	15.70	6.08
LIM-12-3653	155.20	162.55	7.35	6.25	6.48	5.71
LIM-12-3655	219.45	229.10	9.65	8.30	5.70	4.16
LIM-12-3657	156.00	164.40	8.40	7.22	3.36	3.36
LIM-12-3658	155.20	159.65	4.45	3.83	6.42	6.42

Hole #	From (metres)	To (metres)	Length (metres)	True Width (metres)	Gold g/t	Gold Capped g/t
LIM-12-3679	123.35	126.00	2.65	2.44	6.00	6.00
LIM-12-3694	22.55	24.55	2.00	1.88	10.68	8.35
LIM-12-3728	188.25	192.30	4.05	3.56	10.32	9.05
LIM-12-3732	133.15	141.70	8.55	8.21	5.86	5.86
LIM-12-3739	228.85	234.80	5.95	5.65	3.05	3.05
LIM-12-3687	140.55	146.65	6.10	5.78	4.61	4.61
LIM-12-3689	136.45	143.05	6.60	6.25	4.41	4.41
LIM-12-3691	188.45	195.40	6.95	6.58	5.44	5.44
LIM-12-3692	220.90	231.35	10.45	10.03	5.27	5.27
LIM-12-3731	248.65	254.00	5.35	4.97	4.95	4.95
LIM-12-3736	248.00	253.05	5.05	4.79	17.23	6.68
LIM-12-3740	268.30	274.50	6.20	5.83	4.74	4.74

Note:	Gold assay’s are capped at 25 g/t gold
Drill holes above LIM-12-3687 are from the northern (HW) and those from LIM-12-3694 down are from the southern (FW) portion of the vein.
LIM-12-3740 is from the Pozo 4 area, approximately 200 metres south of LIM-12-3736

The 2013 Limon exploration budget is approximately $5.74 million to fund approximately 17,000 metres of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning plus drill testing two more regional targets; San Antonio, a vein target which lies about 5 km to the east of Santa Pancha and has returned trench results up to 7.84 g/t gold over 6.1 metres (TRSA-12-024) and possibly the Loma Sola area, an interesting structural and geophysical anomaly which lies approximately 5 km to the west of the old Talavera mine. Follow up of other interesting regional targets across the Limon claim area is also planned.

Based on results to date, B2Gold’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could increase annual gold production.

Masbate Mine, Philippines (1)

At the Masbate project in the Philippines, an aggressive 2013 exploration program totaling $11 million is underway with eight drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 km of very prospective ground with well defined vein systems. The 2013 exploration program will comprise reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. Exploration drilling is also planned for the Bart Ag and Balete veins located 12 km southeast of the mine. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

High grade gold mineralization was recently intersected on the Montana North vein located 200 metres northwest of the current resource. Drillhole MONRC021 intersected 9.0 metres true width grading 24.43 g/t gold. The vein is open to the northwest and plans are underway to stepout drill this new high grade target.

Recent significant drilling results (including data previously released by CGA) include:

Hold ID	Zone	From (metres)	To (metres)	Drill Width (metres)	True Width (metres)	Gold (g/t) Uncapped
AQDD001 *	Aquarius	62.00	79.00	17.00	12.50	8.76
BQRC017 *	Blue Quartz	126.00	162.00	36.00	10.50	7.74
BQRC035	Blue Quartz	18.00	100.00	82.00	29.00	1.33
HMBNW010 *	Holy Moses Basalt NW	107.00	156.00	49.00	18.00	4.06
HMBNW014 *	Holy Moses Basalt NW	161.00	213.00	52.00	17.50	3.04
LERC022 *	Libra East	107.00	139.00	32.00	15.00	3.56
LERC024 *	Libra East	103.00	126.00	23.00	13.00	5.44
MVRC073 *	Main Vein Infill	29.00	39.00	10.00	5.00	24.00
MV022	Main Vein N Split	98.00	113.00	15.00	9.00	7.13
MV026 *	Main Vein N Split	176.00	254.00	78.00	40.00	1.44
PQRC041 *	Panique	10.00	20.00	10.00	5.80	14.53
PQRC108	Panique	187.00	209.00	22.00	8.80	12.13
PQRC127	Panique	83.00	120.00	37.00	17.00	22.32
ODRC038 *	Old Lady	85.00	120.00	35.00	26.40	2.57
MONRC016 *	Montana North	81.00	104.00	23.00	15.00	4.15
MONRC021 *	Montana North	85.00	101.00	16.00	9.00	24.43

* Previously released by CGA

(1)	Subject to the completion of the B2Gold / CGA meger, scheduled to be completed on January 31, 2013

Primavera Project, Nicaragua (B2Gold / Calibre Mining Corp. Joint Venture)

A phase II drilling program was completed in 2012 at the Primavera Gold and Copper Porphyry joint venture project in the productive Bonanza-Siuna-Rosita mining triangle in the North of Nicaragua. The phase II program totaled 9,475 metres of drilling for a total overall drilling program of 13,414 metres for 32 drill holes. The bulk of the phase II program was focused on the nearby soil geochemical anomalies at Copper Hill and a prominent structural target to the south of the main Primavera zone. In addition, two drill holes tested a prominent geophysical anomaly at Santa Juana, approximately 1.4 km south east of Primavera. Several drill holes south and west of the main Primavera zone show anomalous gold-copper values associated with porphyry style mineralization at depths exceeding 500 metres. Most importantly the drilling indicates that the porphyry system continues to the north beneath alluvial cover. A comprehensive geophysical program was completed during 2012, with both air magnetic and radiometric surveys flown over the claim area.

Highlights of the phase II program include drill hole PR-12-016 which confirmed shallow continuity of porphyry style mineralization on the west side of the main Primavera Zone with 201.35 metres of 0.77 g/t gold and 0.36% copper, including 57.85 metres of 1.08 gold and 0.49% copper. PR-12-024 and several other drill holes crossed two major post mineral faults to the west and north of the main Primavera Zone and intersected anomalous zones also associated with porphyry style mineralization. Mineralization extends to the two faults and further work, needs to be carried out to determine the degree of fault offset. Results from drill hole PR-12-024 indicate that the system continues to the north beneath alluvial cover. Hole 24 yielded several deep intervals including 17 metres of 0.39 g/t gold from 595 to 612 metres, 1.1 metres at 18.28 g/t gold, and 1.5 metres 11.95 g/t gold. These intervals were all associated with vein and stockwork mineralization in intrusion breccia and diorite although the high grades for gold are unusual. More drilling will be required in this area under the alluvium where the geophysical data indicate the presence of a large magnetic low.

# DDH	From	To	Interval	Gold	Copper
	(metres)	(metres)	(metres)	(g/t)	(%)
PR-12-016	0.00	201.35	201.35	0.77	0.36
Incl.	27.75	85.60	57.85	1.08	0.49
PR-12-023	0.00	455.80	455.80	0.20	0.12
PR-12-024	655.60	656.70	1.10	18.28	0.03
	673.00	674.50	1.50	11.95	0.24

Drilling to the south at Copper Hill has intersected zones of skarn and hornfels similar to the style of mineralization and alteration at the Santa Rita deposit in nearby Rosita which produced over 3 million pounds of copper, 177,737 ounces of gold, and 2,629,720 ounces of silver. Additional drilling may be needed to test for possible skarn deposits which are commonly associated with porphyry systems. The skarn mineralization lies about 1.5 km to the southwest. Additional soil sampling is underway in this area.

The 2013 exploration program for Primervera has a Phase I budget of $2 million. This will fund 1,500 metres of drilling, geophysical interpretation as well as detailed mapping and geological interpretation. The Company is commencing a surface mapping and trenching program to help locate the potential continuation of the main zone beyond the faults.

Cebollati Property, Uruguay (B2Gold earning an 80% interest)

Exploration activities at the Cebollati property in Uruguay, during 2012, included detailed trenching work on the main property, the drilling of 2,400 metres in 22 holes, and regional exploration over B2Gold claims, including completing a comprehensive airborne magnetic and radiometric geophysical survey.

Detailed trenching contained up to 5.95 g/t gold over 38.90 metres and drilling intersected up to 5.81 g/t over 2.55 metres. The work done in 2012 indicated the mineralization occurs in a series of shallowly plunging pipe shaped bodies. Exploration in 2013 will focus on detailed mapping and re-logging of existing holes to determine the down plunge direction of mineralization. Further drilling will depend on the results of the detailed work.

Total Exploration

B2Gold's total 2013 Phase I exploration budget is approximately $35.9 million that will fund approximately 97,000 metres of drilling. Exploration results will be released for these programs throughout the year. B2Gold’s experienced exploration teams continue to pursue high quality exploration projects through acquisitions and joint ventures.

Quality Assurance / Quality Control

The exploration programs are reviewed and the results approved by Tom Garagan, B2Gold's Qualified Person under National Instrument 43-101. The programs utilize extensive QA/QC (quality assurance and quality control) protocols for assaying and sample handling that consist of the systematic insertion of blanks, standards and duplicates as well as using a secondary laboratory for regular check assaying.

La Libertad and El Limon Project - Samples are prepared at the mine sites and placed in sealed bags and shipped directly to ALS Minerals in Vancouver, Canada for gold and silver fire assay and ICP multi-element analysis. Umpire analyses are done at Inspectorate Labs in Vancouver.

Primavera, Trebol and San Jose Projects - Samples are placed in sealed bags and shipped directly to Inspectorate Labs in Managua, Nicaragua for sample preparation. Primary analyses are done at Inspectorate Vancouver. Umpire analyses are done at ALS Minerals in Vancouver.

Cebollati - Sample preparation and fire assaying is completed by ACME Laboratories in Santiago, Chile and ICP analysis at ACME Laboratories in Vancouver, Canada. Check assays are conducted at ALS Minerals in Vancouver, Canada.

Masbate - Mr Mark Turner, BE Min(Hons), M.Aus.I.M.M.CP Man, CGA’s Chief Operating Officer of CGA, is acting as the Qualified Person in compliance with NI 43-101 and JORC reporting requirements with respect to this announcement. He has prepared and or supervised the preparation of the scientific or technical information in this announcement and confirms compliance with NI43-101 and JORC requirements. (Refer to CGA news release dated January 14, 2013 for further details.)

All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols unless otherwise stated.

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”
Senior Vice President of Exploration

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.